Exhibit 99.1

Maris-Tech Receives New Order For $550,000 From A Company In The
Defense Industry For a Unique Intelligence-Gathering Situational
Awareness Solution For Armored and Autonomous Vehicles

The solution is based on Maris-Tech’s powerful Jupiter AI platform and features advanced capabilities

Rehovot, Israel, Nov. 22, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of artificial intelligence (“AI”)-accelerated video solutions for edge platforms, today announced that it has received a new order for approximately $550,000 (the customer also has an option to increase the amount of the order to approximately $687,500) from a leading company in the defense industry for a customized solution that will provide armored and autonomous vehicles with enhanced situational awareness.

The innovative situational awareness system will be based on the Company’s Jupiter AI platform. The sophisticated system will incorporate advanced video streaming and recording as well as AI capabilities, providing armored and autonomous vehicles with critical real-time intelligence.

“We believe this new order is a continued validation of the unique capabilities of Maris-Tech’s technologies as we continue to develop advanced video payload solutions and AI-based intelligence gathering solutions to meet diverse customer needs,” said Israel Bar, Chief Executive Officer of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the new order, possibility of increasing the order and development of a customized intelligence-gathering situation awareness solution for armored and autonomous vehicles and other advanced video payload and AI-based intelligence gathering solutions and our success meeting the diverse needs of our customers. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com